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                                                                    EXHIBIT 99.1


           AMDOCS LIMITED ANNOUNCES $400 MILLION SHARE REPURCHASE PLAN


PRESS RELEASE                                                      [AMDOCS LOGO]
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ST. LOUIS, MO -- AUGUST 9, 2007 -- Amdocs Limited (NYSE: DOX) today announced that its board of directors has authorized a share repurchase plan allowing the repurchase of up to $400 million of its outstanding ordinary shares. The authorization permits Amdocs to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company.

ABOUT AMDOCS

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM -- at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help our customers execute their strategies and achieve service, operational & financial excellence. A global company with revenue of $2.48 billion in fiscal 2006, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some


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point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2006 and in our quarterly Form 6-K furnished on February 6, May 11 and August 6, 2007.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com